

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 8, 2009

Via U.S. mail and facsimile

Mr. John G. Rourke
Chief Financial Officer
The GEO Group, Inc.
One Park Place, Suite 700, 621 NW 53rd Street
Boca Raton, Florida 33487

> RE: Form 10-K for the fiscal year ended December 28, 2008
> Form 10-Q for the period ended March 29, 2009
> Form 8-K filed on May 5, 2009
> Schedule 14A filed on March 30, 2009
> File No. 1-14260

Dear Mr. Rourke:

We have reviewed your response letter dated June 25, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

Financial Statements

Notes to the Financial Statements

Note 12. Commitments and Contingencies

Litigation, Claims, and Assessments, page 99

2. We note your response to comment 15 in our letter dated June 11, 2009. You state
    that your reserve includes two cases for which the potential damages are unspecified
    at this time. You believe that the circumstances of these disclosed cases have not
    matured to a degree of certainty which would suggest disclosure of management's
    best estimate of the recorded reserve pursuant to paragraphs 9 and 10 of SFAS 5,
    which are now discussed in paragraphs 450-20-50-3 through 450-20-50-5 of the
    FASB ASC. It is unclear how the disclosed cases have not matured to a degree of
    certainty which would suggest disclosure; yet, you have met the criteria of paragraph
    450-20-25-2 of the FASB ASC to record an accrual for the estimated loss. Please
    advise. Please tell us supplementally the amounts accrued for each matter. If there is
    a reasonable possibility that a loss exists in excess of the amount accrued, please also
    provide us with the estimate of the possible loss or range of loss or state that such an
    estimate cannot be made.

FORM 10-Q FOR THE PERIOD ENDED MARCH 29, 2009

General

3. Please address the above comment in your interim filings as well.

Note 9. Noncontrolling Interest in Subsidiary, page 10

4. We note your response to comment 17 in our letter dated June 11, 2009. As
    previously requested, please provide the disclosures required by paragraphs 38(c) and
    A6 of ARB 51, as amended by SFAS 160, which is now included in paragraph 810-
    10-50-1A(d) of the FASB ASC.

FORM 8-K FILED ON MAY 5, 2009

5. We note your response to comment 18 in our letter dated June 11, 2009. As
    previously requested, please identify revenues, excluding construction revenues as a
    non-GAAP financial measure. Please also show us what revisions will be made in
    your discussion of projected amounts.

SCHEDULE 14A FILED ON MARCH 30, 2009

Senior Management Performance Award Plan, page 27

6. We note your response to comment 26 in our letter dated June 11, 2009. However, your response and the disclosure in the Proxy Statement indicate that, whether quantitative or qualitative, individual contribution and corporate performance are important factors that the Chief Executive Officer and the Compensation Committee consider in their decision to award discretionary bonuses. To the extent you award the 50% discretionary bonus to any named executive officers in the future, please discuss in greater detail in future filings the contributions of the individual executive officer and the corporate performance that informed the decision to award the discretionary bonus.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief